

Mail Stop 3030

November 22, 2016

Necdet Ergul
Chief Executive Officer
Microphase Corporation
100 Trap Falls Road Extension
Suite 400
Shelton, Connecticut 06484

> **Re: Microphase Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 9, 2016**
> **File No. 000-55382**

Dear Mr. Ergul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our November 1, 2016 letter.

<u>Purpose and Effect of the Reincorporation, page 5</u>

1.   We note your response to prior comment 1 but do not see related disclosure in your proxy statement. Please revise your proxy statement disclosure as appropriate. Also, it appears from your response and your disclosure that you will effect a 1 for 3 reverse stock split for the Connecticut corporation and then reincorporate the Connecticut corporation into a Delaware corporation using an exchange ratio of 1 shares of the Delaware corporation for each 3 shares of the Connecticut corporation. If so, please tell us how to reconcile the effects of the reverse stock split and the exchange ratio for the reincorporation to the numbers that appear on page 9 of your proxy statement under the headings "Issued Shares" in the table entitled "Post-Reincorporation and Reverse Stock Split" or revise your disclosure as appropriate.

2.   We note that your summary is "qualified in its entirety by reference to the full text of the Delaware General Corporation Law and the Connecticut Business Corporation Act." You may not qualify your disclosure by reference to state statutes. Please revise your disclosure accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics & Machinery

cc: Scott E. Linsky, Esq.
        Lucosky Brookman LLP